FORM 4 ☐ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section
17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the
Investment Company Act of 1940

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1. Name and Address of Reporting Person * Gates, III William H. (Last) (First) (Middle) One Microsoft Way (Street) Redmond, WA 98052-6399 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol MICROSOFT CORPORATION (MSFT) 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)

4. Statement for Month/Day/Year 2/20/2003 5. If Amendment, Date of Original (Month/Day/Year)

 6. Relationship of Reporting Person(s) to Issuer

(Check all applicable)

  X   Director

  X   Officer (give title below)

  X   10% Owner

      Other (specify below)

Chairman of the Board; Chief Software Architect

 7. Individual or Joint/Group
     Filing (Check Applicable Line)

  X   Form filed by One Reporting Person

      Form filed by More than One Reporting Person

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock	2/20/03		S		26,480	D	24.10
Common Stock	2/20/03		S		19,795	D	24.11
Common Stock	2/20/03		S		44,418	D	24.12
Common Stock	2/20/03		S		58,306	D	24.13
Common Stock	2/20/03		S		1,001	D	24.14
Common Stock	2/20/03		S		10,800	D	24.15
Common Stock	2/20/03		S		2,967	D	24.16
Common Stock	2/20/03		S		89,706	D	24.17
Common Stock	2/20/03		S		24,614	D	24.18
Common Stock	2/20/03		S		74,477	D	24.19
Common Stock	2/20/03		S		56,736	D	24.20
Common Stock	2/20/03		S		78,123	D	24.21
Common Stock	2/20/03		S		6,825	D	24.22
Common Stock	2/20/03		S		82,360	D	24.23
Common Stock	2/20/03		S		47,802	D	24.24
Common Stock	2/20/03		S		36,842	D	24.25
Common Stock	2/20/03		S		62,885	D	24.26
Common Stock	2/20/03		S		192,847	D	24.27
Common Stock	2/20/03		S		47,485	D	24.28
Common Stock	2/20/03		S		22,075	D	24.29
Common Stock	2/20/03		S		113,700	D	24.30
Common Stock	2/20/03		S		47,193	D	24.31
Common Stock	2/20/03		S		148,180	D	24.32
Common Stock	2/20/03		S		39,606	D	24.33
Common Stock	2/20/03		S		68,878	D	24.34
Common Stock	2/20/03		S		92,631	D	24.35

Common Stock	2/20/03	S	26,679	D	24.36
Common Stock	2/20/03	S	47,045	D	24.37
Common Stock	2/20/03	S	153,720	D	24.38
Common Stock	2/20/03	S	57,149	D	24.39
Common Stock	2/20/03	S	99,783	D	24.40
Common Stock	2/20/03	S	58,380	D	24.41
Common Stock	2/20/03	S	28,000	D	24.42
Common Stock	2/20/03	S	9,700	D	24.43
Common Stock	2/20/03	S	15,200	D	24.45
Common Stock	2/20/03	S	1,027	D	24.46
Common Stock	2/20/03	S	6,585	D	24.68	1,214,498,600	D
Common Stock	2/20/03					736	I	Through an entity owned by the reporting person
Common Stock	2/20/03					428,520*	I	Held by spouse

* The reporting officer disclaims beneficial ownership of these securities, and this report shall not be deemed an admission that the reporting person is the beneficial owner of the securities for purposes of Section 16 or for any other purpose.

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/ Year)	3A. Deemed Execution Date, if any (Month/Day/ Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form of Derivative Securities: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares

Explanation of Responses:

/s/ Michael Larson ** Signature of Reporting Person	2/20/03 Date

Attorney-in-fact.

Duly authorized under Special Power of Attorney appointing Michael Larson attorney-in-fact, dated March 14, 2001, by and on behalf of William H. Gates III, filed as Exhibit B to Cascade Investment’s Amendment No. 1 to Schedule 13D with respect to Pan American Silver Corp. on March 19, 2001, SEC File No. 005-52919, and incorporated by reference herein.

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
      See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

http://www.sec.gov/divisions/corpfin/forms/form4.htm

Last update: 09/05/2002